Exhibit 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Thirteen Weeks Ended
	September 30, 2000	October 2, 1999

Fixed charges and preferred stock dividend requirements:
Interest expense	$82	$54
Interest portion of rental expense	17	16

Total fixed charges before capitalized interest and preferred stock dividend requirements	99	70
Capitalized interest	3	3
Preferred stock dividend requirements (1)	5	5

Total fixed charges and preferred stock dividend requirements	$107	$78

Earnings available for fixed charges and preferred stock dividend requirements:
Income from continuing operations before income taxes	$304	$326
Less undistributed income in minority-owned companies	(4)	(2)
Add minority interest in majority-owned subsidiaries	12	9
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest and preferred stock dividend requirements	99	70

Total earnings available for fixed charges and preferred stock dividend requirements	$417	$409

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.9	5.2

(1)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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